March 2, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting

Attention: Jeff Long, Staff Accountant

100 F Street, N.E.

Washington, DC 20549

Re:	Highland Special Situations Fund (File No. 811-21769)

Highland Funds I (File Nos. 333-132400 and 811-21866)

Highland Funds II (File Nos. 033-51308 and 811-07142)

Dear Mr. Long:

On behalf of Highland Special Situations Fund, Highland Funds I and Highland Funds II (collectively, the “Registrants”), we hereby transmit for filing with the U.S. Securities and Exchange Commission (the “SEC”), the Registrants’ responses to the comments provided by you on behalf of the staff (the “Staff”) of the SEC to certain regulatory filings of the Registrants to the undersigned by telephone on January 30, 2015. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrants. The Registrants’ responses to the Staff’s comments are set out immediately under the restated comment.

HIGHLAND SPECIAL SITUATIONS FUND

Annual Report Dated June 30, 2014

1.         Staff Comment: The Notes to Financial Statements contained in the Annual Report state that, effective July 1, 2014, Highland Special Situations Fund (the “Special Situations Fund”) was reorganized into Highland Opportunistic Credit Fund (the “Opportunistic Credit Fund”). The Staff reminds the Special Situations Fund of its obligation to file a Form N-8F application for deregistration with the SEC.

Response:         Special Situations Fund filed a Form N-8F application for deregistration with the SEC on February 2, 2015 (Accession Number: 0001193125-15-029161).

2.         Staff Comment: Which fund, Special Situations Fund or Opportunistic Credit Fund, was the accounting and performance survivor of the reorganization?

Response:         Special Situations Fund (the “Predecessor Fund”) was the accounting and performance survivor of the reorganization. The prospectus dated October 31, 2014 for Opportunistic Credit Fund notes that performance for the Fund is that of the Predecessor Fund.

HIGHLAND FUNDS I

Annual Report Dated June 30, 2014

3.         Staff Comment: The Financial Highlights Table for Highland Long/Short Equity Fund (the “Long/Short Equity Fund”), Highland Long/Short Healthcare Fund (the “Long/Short Healthcare Fund”) and Highland Floating Rate Opportunities Fund (the “Floating Rate Opportunities Fund”) includes a line item called “Gross operating expenses (excluding interest expense and commitment fee)”. The Staff notes that the expense ratio should include all expenses. The Funds may show the impact of excluded expenses in a footnote to the Financial Highlights Table.

Response:         The requested revision will be made in future reports. The Funds will disclose the expense ratio including all expenses in the Financial Highlights Table, and will disclose the expense ratio excluding interest expense and commitment fee in a footnote to the table.

4.         Staff Comment: In the “Additional Information – Disclosure of Fund Expenses” section, Long/Short Equity Fund, Long/Short Healthcare Fund and Floating Rate Opportunities Fund include two columns of annualized expense ratios, one including dividends on short positions and interest expenses, if any, and one excluding dividends on short positions and interest expenses, if any. Additionally, in this same section, the Funds include two columns of expenses paid during the period, one including interest expense and dividends on short positions, if any, and one excluding interest expense and dividends on short positions, if any. The Staff notes that Item 27(d)(1) of Form N-1A requires that every annual and semi-annual report to shareholders required by Rule 30e-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) must contain an expense example consistent with the requirements of Item 27(d)(1). Item 27(d)(1) does not permit a fund to show annualized expense ratios, or expenses paid during the period, excluding dividends on short positions and interest expenses, if any. Please remove these two extra columns from the Annual Report.

Response:         The requested revision will be made in future reports.

5.         Staff Comment: The Financial Highlights Table for Floating Rate Opportunities Fund notes a return of capital. Please confirm that the return of capital was in compliance with Section 19(a) of the 1940 Act.

Response:         Floating Rate Opportunities Fund pays monthly dividends to shareholders based upon the book income of the Fund estimated in accordance with Rule 19a-1(e) under the 1940 Act. Under Rule 19a-1, the Fund was not required to provide a written statement at the time of the distribution as the Fund’s estimates did not indicate that the distribution would include a return of capital. Once the source of the dividend was determined to be a return of capital, the Fund disclosed the reclassification of the dividend in the report to shareholders for the period ended June 30, 2014 (in accordance with Rule 19a-1(e)) and on the 1099-DIVs that were provided to shareholders.

6.         Staff Comment: The Staff reminds the Registrants that Rule 6-07(b) of Regulation S-X requires that registered investment companies must, in their Statement of Operations, state separately any other expense item the amount of which exceeds 5% of the total expenses. If any one expense item for Long/Short Equity Fund, Long/Short Healthcare Fund or Floating Rate Opportunities Fund is greater than 5%, such expense should be separately identified in shareholder reports.

Response:         The Registrants confirm that, if any one expense item for any fund is greater than 5%, such expense is separately identified in the Statement of Operations in its shareholder report.

HIGHLAND FUNDS II

Highland Energy MLP Fund – Prospectus Dated February 1, 2014 as Supplemented

7.         Staff Comment: The Staff notes that Highland Energy MLP Fund (the “Energy MLP Fund”) invests primarily in master limited partnership investments and is treated as a C corporation instead of a regulated investment company. The Staff further notes that the Annual Fund Operating Expenses Table in the Energy MLP Fund’s prospectus does not reflect deferred income tax liability. The table should be amended to include deferred income tax liability.

Response:         On January 28, 2015, Highland Funds II filed Post-Effective Amendment No. 131 to its Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”) and Amendment No. 134 to its Registration Statement under the 1940 Act on Form N-1A (“Amendment No. 131/134”) on behalf of its series, including Energy MLP Fund (Accession Number: 0001193125-15-023878). Amendment No. 131/134 became effective on February 1, 2015 pursuant to paragraph (b) of Rule 485 under the Securities Act. Energy MLP Fund’s Annual Fund Operating Expenses Table contained in its February 1, 2015 prospectus reflects deferred income tax liability.

Highland Energy MLP Fund – Website and Marketing Materials

8.         Staff Comment: All marketing materials and content hosted on a website for Energy MLP Fund should reflect the Fund’s deferred income tax liability.

Response:         Expense information contained on the Highland Funds’ website relating to Energy MLP Fund, and in any of the Fund’s marketing materials, will be consistent with the Fund’s February 1, 2015 prospectus and reflect the deferred income tax liability.

Highland Energy MLP Fund – Annual Report Dated September 30, 2014

9.         Staff Comment: Item 27(d)(1) of Form N-1A requires that every annual and semi-annual report to shareholders required by Rule 30e-1 under the 1940 Act must contain an expense example consistent with the requirements of Item 27(d)(1). The expense example contained in Energy MLP Fund’s shareholder reports must include the deferred income tax expense.

Response:         The expense example contained in Energy MLP Fund’s future shareholder reports will account for the deferred income tax expense.

10.       Staff Comment: The expense ratio contained in Energy MLP Fund’s Financial Highlights Table should include all of the income taxes (realized and unrealized) from the Fund’s Statement of Operations.

Response:         The requested revision will be made in future reports.

11.       Staff Comment: The Financial Highlights Table for Energy MLP Fund notes a return of capital. Please confirm that the return of capital was in compliance with Section 19(a) of the 1940 Act.

Response:         In response to your comment we reviewed our practices regarding Rule 19a-1 notices for the Energy MLP Fund. We note that the fund is somewhat unusual both with respect to the extent of its investments in MLPs and because the fund is not taxed as a regulated investment company, but as a C corporation. Going forward, it is our intention to send Rule 19a-1 notices with any distribution which, on either a book or tax basis, would involve a payment from a source other than undistributed net income.

Annual Report Dated September 30, 2014

12.       Staff Comment: Highland Capital Management Fund Advisors, L.P. (the “Adviser”) may, under certain circumstances, recoup amounts previously paid, waived or reimbursed under Highland Small Cap Equity Fund’s (the “Small Cap Equity Fund”) expense cap. The Staff notes that, unlike the disclosure contained in the Highland Funds I Annual Report dated June 30, 2014 on behalf of Long/Short Equity Fund and Floating Rate Opportunities Fund, Small Cap Equity Fund does not identify in the Notes to Financial Statements the amount that may be recouped by the Adviser, by year, and the expiration date of such recoupment, by year. Going forward, please disclose such amounts and expiration dates.

Response:         The requested revision will be made in future reports.

13.       Staff Comment: In the Notes to Financial Statements, Highland Global Allocation Fund (the “Global Allocation Fund”) provides a summary of the inputs used to value the Fund’s assets as of September 30, 2014 (Level 1 – Quoted Price, Level 2 – Significant Observable Inputs and Level 3 – Significant Unobservable Inputs). The Staff notes that, in accordance with Paragraph 7.83 of the AICPA Audit and Accounting Guide for Investment Companies dated May 1, 2014 (the “Guide”), if a fund has a material amount of assets categorized in two or more Levels, the assets should be broken out by industry sector, to match the Investment Portfolio, so that a shareholder can see what individual securities in the industry sector are Level 1, 2 or 3. The Staff notes that, in the table summarizing the inputs to value Global Allocation Fund’s assets, the Fund has a material amount of assets invested in U.S. senior loans that are categorized as Level 2 and Level 3 and, while a footnote to the table refers shareholders to the Investment Portfolio for industry breakout, the Fund should disclose the assets in accordance with the Guide.

Response:         The requested revision will be made in future reports.

14.       Staff Comment: The Financial Highlights Table for Highland Fixed Income Fund (the “Fixed Income Fund”) notes a return of capital. Please confirm that the return of capital was in compliance with Section 19(a) of the 1940 Act.

Response:         Fixed Income Fund pays monthly dividends to shareholders based upon the book income of the Fund estimated in accordance with Rule 19a-1(e) under the 1940 Act. Under Rule 19a-1, the Fund was not required to provide a written statement at the time of the distribution as the Fund’s estimates did not indicate that the distribution would include a return of capital. Once the source of the dividend was determined to be a return of capital, the Fund disclosed the reclassification of the dividend in the report to shareholders for the period ended September 30, 2014 (in accordance with Rule 19a-1(e)) and on the 1099-DIVs that were provided to shareholders.

Form N-SAR for Period Ended September 30, 2014

15.         Staff Comment: The Staff notes that the Form N-SAR filed for Highland Funds II for the fiscal period ended September 30, 2014 includes four funds which do not appear to be active: Highland International Fixed Income Fund, Highland Emerging Market Fund, Highland Small-Cap Growth Fund and Highland High Yield Fund. If these Funds are not active, please explain why they are included in the Form N-SAR filing.

Response:         While these Funds have not commenced operations, they maintain active series and class identifiers on the SEC’s EDGAR database and were included in the Form N-SAR filing. As there is no intention to launch these Funds, the Registrant will deactivate the EDGAR series and class identifiers and these Funds will not be included in future SEC filings.

*        *        *

Please note that the Registrants hereby acknowledge that:

•	the Registrants are responsible for the adequacy and the accuracy of the disclosure in their filings;
•	comments of the Staff or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and
•	the Registrants may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrants.

If you should have any questions, please do not hesitate to contact me at (617) 662-7193.

Very truly yours,

/s/ Karen Jacoppo-Wood
Karen Jacoppo-Wood
Vice President

cc:	Ethan Powell, Highland Capital Management Fund Advisors, L.P.

Brian Mitts, Highland Capital Management Fund Advisors, L.P.

Brian McCabe, Esq., Ropes & Gray LLP